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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2001

                                ----------------
                                   INDIGO N.V.

                 (Translation of Registrant's name into English)

                                ----------------

               LIMBURGLAAN 5, 6221 SH MAASTRICHT, THE NETHERLANDS

                    (Address of Principal Executive Offices)

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Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    X                  Form 40-F
                    ----                           ----
Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                               No    X
              ----                              ----
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On November 6, 2001, the Registrant issued the press release, a copy of which is attached as Exhibit 1 hereto.















THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE FILED TO THE FULL EXTENT NECESSARY FOR IT TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 AND S-8 OF INDIGO N.V. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 3rd day of December, 2001.

                                   INDIGO N.V.

                                   By:      /s/ Benzion Landa
                                            --------------------------
                                            Benzion Landa
                                            Chairman & CEO